INVESTMENT MANAGERS SERIES TRUST
235 W. Galena Street
Milwaukee, Wisconsin 53212

VIA EDGAR

February 18, 2016

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention: Division of Investment Management

Re:	Investment Managers Series Trust (the “Registrant”)
Registration Statement on Form N-14 (File No. 333-209021)

Ladies and Gentlemen:

This letter summarizes the comments provided by Anu Dubey of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on February 4, 2016 and February 12, 2016, regarding the Registrant’s registration statement on Form N-14 filed on January 15, 2016 (the “Registration Statement”). The Registration Statement is with respect to the proposed reorganizations of the Berwyn Fund, Berwyn Income Fund and Berwyn Cornerstone Fund series of The Berwyn Funds (the “Acquired Funds”) into the Berwyn Fund, Berwyn Income Fund and Berwyn Cornerstone Fund series of the Registrant (the “Acquiring Funds”), respectively. Responses to all of the comments are included below and, as appropriate, are reflected in Pre-Effective Amendment No. 1 to the Registrant’s Form N-14.

1.	The last sentence of the form of tax opinion states that the opinion may not be relied upon by any other person. Section III.D.1 of Staff Legal Bulletin No. 19 (published October 14, 2011) prohibits such limitation in such an opinion. Specifically, fund shareholders should be permitted to rely on the opinion. Please revise the tax opinion to state that the fund shareholders may rely on the opinion.

Response: The last sentence of the tax opinion has been replaced with the following:

“With respect to each Transaction, this opinion is furnished to the Acquiring Company, on behalf of the applicable Acquiring Fund, and the Acquired Company, on behalf of the applicable Acquired Fund, solely for their benefit in connection with that Transaction and is not to be quoted, circulated, published, or otherwise referred to for any other purpose, in whole or in part, without our express prior written consent. This opinion may be disclosed to shareholders of the Acquired Funds and the Acquiring Funds, and they may rely on it in connection with their respective Transactions, it being understood that we are not establishing any attorney-client relationship with any such shareholder. This letter is not to be relied upon for the benefit of any other person or for any other purpose.”

2.	In accordance with Section IV of Staff Legal Bulletin No. 19 please add to the tax opinion tax counsel’s consent to the prospectus discussion of such opinion, the reproduction of the opinion as an exhibit, and being named in the registration statement.

Response: The following has been added to the tax opinion:

“We hereby consent to the filing of this opinion as an exhibit to the Registration Statement on Form N-14 relating to the Transactions and to the use of our name and any reference to our firm in such Registration Statement or in the prospectus constituting a part thereof. In giving such consent, we do not thereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder.”

3.	In the letter to shareholders, in the section entitled “Reasons for the Reorganization”, item (4), and in each instance elsewhere in the N-14, with respect to the Berwyn Cornerstone Fund, where the Registrant compares the Acquiring Fund’s operating expenses to the corresponding Acquired Fund’s operating expenses, please add disclosure that Chartwell Investment Partners, LLC (“Chartwell”) may recoup fees waived whereas The Killen Group Inc. (“Killen”) did not recoup fees waived.

Response: The following requested disclosure has been added to the section entitled “Reasons for the Reorganization” and in each instance elsewhere in the N-14, with respect to the Berwyn Cornerstone Fund, where the Registrant compares the Acquiring Fund’s operating expenses to those of the Acquired Fund.

“After the initial two year period, Chartwell will be permitted to seek reimbursement from the Acquiring Fund, subject to limitations, of fees waived or payments made to the Acquiring Fund after the initial two year period, for a period ending three full fiscal years after the date of the waiver or payment. Fees waived or reimbursed by Killen are not subject to recoupment by either Killen or Chartwell.”

4.	In the Questions and Answers “Why are the reorganizations being recommended?” add disclosure that Chartwell’s agreement to acquire Killen is conditioned upon the reorganization of the Acquired Funds. Further, please add disclosure regarding what would happen in the event that shareholders approve the Reorganizations but Chartwell does not acquire Killen.

Response: The following disclosure has been added to the second paragraph “Why are the reorganization being recommended?” as follows:

“Each Reorganization was recommended by The Killen Group, Inc. (“Killen”), the adviser to the Acquired Funds, and Chartwell Investment Partners, LLC (“Chartwell”), the adviser for each Acquiring Fund. Chartwell has agreed to acquire Killen, simultaneously with the Reorganizations. As a result, the portfolio management personnel who, while at Killen, have managed each Acquired Fund, will manage the corresponding Acquiring Fund as employees of Chartwell. As Chartwell already manages two other mutual fund series under IMST, both the Trust and Chartwell desire to reconstitute each Acquired Fund under the IMST umbrella and, accordingly, transfer each Acquired Fund’s portfolio to the corresponding Acquiring Fund. If none of the Reorganizations are approved by an Acquired Fund’s shareholders, then Chartwell will not acquire Killen. In the event that (i) none of the Reorganizations are approved by shareholders of an Acquired Fund or (ii) shareholders of an Acquired Fund approve the Reorganization but Chartwell does not acquire Killen, the Berwyn Fund Board will consider what further actions to take with respect to the Acquired Funds, which may include liquidation of the Acquired Funds.”

5.	Confirm in your response letter that in the event that certain Acquired Funds do not approve the Reorganizations and Chartwell does acquire Killen (resulting in an assignment of the current investment advisory agreement with Killen), the Registrant will circulate a proxy statement to shareholders of those Acquired Funds to approve the new investment advisory agreement with Chartwell.

Response: The Registrant confirms that in the event that certain Acquired Funds do not approve the Reorganization and Chartwell does acquire Killen, it will circulate a proxy statement to shareholders of those Acquired Funds to approve the new investment advisory agreement with Chartwell, unless the Berwyn Funds’ Board of Trustees determines to liquidate those Acquired Funds that did not approve the Reorganization.

6.	Include a discussion comparing the terms of the Advisory Agreements, including the compensation paid, for the Acquired Fund and Acquiring Funds in the section entitled Questions and Answers “Will there be changes in the management and operation of the Acquired Funds?” In addition, please add a comparison of the Advisory Agreements where you compare the Acquired Funds and Acquiring Funds in the Proxy Statement/Prospectus.

Response: A discussion of the terms of the Advisory Agreements for the Acquired Funds and Acquiring Funds has been added to this section as follows:

“Chartwell will provide investment management services to the Acquiring Funds pursuant to a new investment advisory agreement with IMST, on behalf of the Acquiring Funds (the “New Investment Advisory Agreement”). Similar to the current investment advisory agreement between the Trust and Killen, the New Investment Advisory Agreement describes the services Chartwell will provide to the Acquiring Funds and the allocation of expenses between Chartwell and the Acquiring Funds. In addition, the New Investment Advisory Agreement includes certain covenants agreed to by Chartwell with respect to the performance of its duties and also states Chartwell’s liability under the New Investment Advisory Agreement.

Under the current investment advisory agreement and the New Investment Advisory Agreement, both the Acquired Fund and the Acquiring Funds pay the investment advisor the following:

Fund	Contractual Advisory Fee As a Percentage of Average Daily Net Assets
Berwyn Fund	1.00% of the first $500 million; 0.95% of the next $500 million; and 0.90% of such asset over $1 billion
Berwyn Income Fund	0.50% of the first $1.75 billion; 0.48% of the next $1.75 billion; and 0.46% of such assets over $3.5 billion
Berwyn Cornerstone Fund	0.85%

The current investment advisory agreement includes an expense limitation arrangement in the agreement for the Berwyn Cornerstone Fund. The expense limitation arrangement with respect to the Acquiring Funds is documented in a separate expense limitation agreement between Chartwell and IMST, on behalf of the Acquiring Funds.”

In addition, a comparison of the investment advisory agreements has been added to a new section I. E. under the heading “Comparison of Investment Advisory Agreements”.

7.	Add a separate Question and Answer to explain how the Reorganization will affect fund expenses, including the compensation paid by the Acquired Funds and Acquiring Funds and fees before and after waivers.

Response: A Question and Answer “How will the proposed Reorganizations affect the fees and expenses I pay as a shareholder of an Acquired Fund?” has been revised as follows:

“The total annual fund operating expenses attributable to each Acquiring Fund, both before and after any applicable waiver, are expected to be equal or lower than those attributable to the corresponding Acquired Fund’s current expenses. With respect to the Berwyn Cornerstone Fund, Chartwell has contractually agreed, for a period of two years from the date of the Reorganization, to maintain the same expense limitation arrangement for the Acquiring Fund that is currently in place for the Acquired Fund so that the net fees and expenses of each Fund will be the same. With respect to the Berwyn Fund and Berwyn Income Fund, although each of the Acquired Funds currently does not have expense limitations, Chartwell has also agreed that, for at least two years, the fees and expenses attributable to each Acquiring Fund will be capped to the extent necessary so that expenses do not exceed the total annual fees and expenses of the corresponding Acquired Fund as of October 31, 2015. After the initial two year period, Chartwell will be permitted to seek reimbursement from each Acquiring Fund, subject to limitations, of fees waived or payments made to the Acquiring Fund after the initial two year period, in each case for a period ending three full fiscal years after the date of the waiver or payment. Fees waived or reimbursed by Killen are not subject to recoupment from either Killen or Chartwell.”

In addition, the seventh sentence in the second paragraph on page 5 under I.A “Proposals 1, 2 and 3 – To Approve the Agreements and Plans of Reorganization” was revised as follows:

“Consequently, the Reorganizations will permit shareholders of an Acquired Fund to become shareholders of the corresponding Acquiring Fund advised by the same portfolio management personnel and invest in a mutual fund with fee and expense levels that, before and after waivers, will be lower than or equal to the current fee and expense levels of the Acquired Fund, for a minimum of two years.”

8.	With respect to the Fees and Expenses for each Acquired Fund, explain why October 31, 2015 was chosen as the date for the fees and expense ratios of the Acquired Funds.

Response: The October 31, 2015 fees and expense ratios were chosen because these were the ratios provided to the Acquiring Funds’ and Acquired Funds’ respective Board of Trustees for their approval of the proposed plan of reorganizations. The October 31, 2015 fees and expenses information was provided to the Acquiring Funds’ and Acquired Funds’ respective Board of Trustees because that was the most recently available information at the time of the Acquiring Funds’ and Acquired Funds’ respective Board of Trustees meetings. As a result of recent fluctuations in the assets of the Acquired Funds, the Fees and Expenses for the Acquired Funds and Acquiring Funds have been adjusted to reflect current expenses as of January 31, 2016.

9.	The staff notes that assets of the Acquired Funds have decreased from October 31, 2015 to January 11, 2015. Explain whether this has caused the Acquired Funds’ expense ratios to increase. If the Acquired Funds’ expense ratios have increased, please update the Fees and Expenses tables to provide a more current representation of fees and expenses.

Response: As a result of recent fluctuations in the assets, the Acquired Funds’ expense ratios have increased. As requested, the Fees and Expenses tables have been adjusted to reflect current expenses as of January 31, 2016. Accordingly, each of the Acquiring Fund’s fees and expenses has been updated to reflect the corresponding Acquired Fund’s assets as of January 31, 2016.

10.	With respect to the Fees and Expenses table for each Acquired Fund, please delete the parenthetical which states “as a percentage of offering price” from Maximum sales charge (load) imposed on purchases since there are no sales charges.

Response: The disclosure has been revised as requested.

11.	With respect to each Acquired Fund, please revise the parenthetical under Annual Fund Operating Expenses to read “(expenses that you pay each year as a percentage of the value of your investment)”.

Response: The Registrant has revised the disclosure as requested.

12.	With respect to each Acquired Fund, footnote 1 to the Fees and Expenses table states “The expense limitation agreement with respect to the Acquiring Fund may only be terminated after the initial two year period by the IMST Board of Trustees.” Disclose how the expense limitation agreement may be terminated during the initial two year period (i.e., state if the Board has the authority to terminate). Also, provide disclosure regarding Chartwell’s ability to recoup expenses waived or paid by Chartwell.

Response: The expense limitation agreement of the Acquiring Funds may only be terminated prior to the end of the initial two year period if the Investment Advisory Agreement is terminated. The Investment Advisory Agreement may be terminated with respect to any Acquiring Fund (i) by IMST upon 60 days’ notice to Chartwell, provided such termination was directed or approved by a vote of a majority of the Trustees of IMST in office at the time or by the vote of the holders of a majority of the voting securities of the Acquiring Fund at the time outstanding and entitled to vote or (ii) by Chartwell upon 60 days’ notice to IMST. In addition, the Investment Advisory Agreement will automatically terminate in the event of its assignment.

The following disclosure has been added to footnote 2 to the Fees and Expenses table for each Acquired Fund:

“The expense limitation agreement of the Acquiring Fund may be terminated prior to the end of the initial two year period if the Investment Advisory Agreement is terminated (i) by IMST upon 60 days’ notice to Chartwell provided such termination was directed or approved by a vote of a majority of the Trustees of IMST or by the vote of the holders of a majority of the voting securities of the Acquiring Fund at the time outstanding or entitled to vote; (ii) by Chartwell upon 60 days’ notice to IMST; or (iii) by an assignment of the Investment Advisory Agreement.”

With respect to Chartwell’s ability to recoup expenses waived or paid, the following sentence has been added at the end of Footnote 2 to the Fees and Expenses tables of each Fund:

“After the initial two year period, Chartwell will be permitted to seek reimbursement from the Acquiring Fund, subject to limitations, of fees waived or payments made to the Acquiring Fund for a period ending three full fiscal years after the date of the waiver or payment.”

13.	With respect to each Acquired Fund, the second sentence of the paragraph under the heading “Example”, it states “The example assumes that you invest $10,000 in each Fund (paying the maximum sales charge) and then redeem all of your shares at the end of each period.” Please remove the parenthetical from the sentence since the Funds do not have a sale charge.

Response: The sentence has been revised as requested.

14.	With respect to the Berwyn Fund and Berwyn Cornerstone Fund, the staff notes that its calculations of the one-year, three-year, five-year, and ten-year expense example differ from those currently presented in the “Example”. Please confirm the accuracy of the expense example numbers for the Berwyn Fund and Berwyn Cornerstone Fund and revise as necessary.

Response: The Registrant has reviewed and revised the Example numbers for the Berwyn Fund and Berwyn Cornerstone Fund to match those numbers provided by the staff.

15.	Please add disclosure to the Acquired Funds’ Fees and Expenses tables that the fees and expenses have been adjusted from their most recent audited amounts to reflect redemptions to the Acquired Funds.

Response: The following has been added as footnote 1 to the Fees and Expense tables for each Acquired Fund:

““Other Expenses” of the Acquired Fund are estimated for the current fiscal year and do not correlate with the financial highlights from the prior fiscal year in light of redemptions since the fiscal year ended December 31, 2015.”

16.	Under “Comparison of Investment Objectives, Strategies and Risks” please include headings in the tables setting forth the principal investment strategies of the Funds for ease of comparison.

Response: The disclosure has been revised as requested.

17.	With respect to each Acquiring Fund, where the comparison of information between the Acquired Fund and Acquiring Fund contained in the table is identical, please consider revising the disclosure under “Acquiring Fund” to indicate it is the “Same” which will make the discussions of the differences between the Acquired Fund and Acquiring Fund more apparent. Further, please add disclosure indicating that the principal risks identified in the tables are those identified in the Acquired Funds’ and Acquiring Funds’ current Prospectus.

Response: Where the comparison of information between the Acquired Funds and Acquiring Funds is identical, the disclosure has been revised as requested. In addition, the following has been added to the introductory language for the comparison of principal risks:

“The principal risks to which each Fund is subject, as set forth in each Fund’s prospectus, are set forth in the following table.”

18.	For the Berwyn Fund, the Acquiring Fund indicates that it may invest in preferred stocks and exchange-traded funds. However, this is not reflected in the principal investment strategies of the Acquired Fund. If preferred stocks and ETFs are principal investment strategies of the Acquired Fund, so indicate in the table setting forth the Acquired Fund’s principal investment strategies. If such investments are not a principal investment strategy of the Acquired Fund, disclose this as differences between the Acquired Fund and the Acquiring Fund in the introductory paragraph under “Comparison of Investment Objectives, Strategies and Risks”.

Response: The current Prospectus of the Acquired Fund, in the “Other Investment Strategies and Related Risks” section, states that it may invest in shares of preferred stock and ETFs. Accordingly, the following has been added in the table setting forth the Acquired Fund’s principal investment strategies:

“In addition to common stock, shares of preferred stock and exchange-traded funds (“ETFs”) may also be purchased by the Acquired Fund.”

19.	On page 14 under the comparison of the Berwyn Fund, the Acquired Fund indicates that the maximum investment in any one industry will be 25% of the value of the Fund’s total assets. Please add this concentration policy to the Acquiring Fund’s disclosure.

Response: The following disclosure has been added for the Acquiring Fund:

“The Acquiring Fund may not invest 25% or more of its total, calculated at the time of purchase and taken at market value, in any one industry.”

20.	With the respect to the Berwyn Fund, on page 16 the Acquiring Fund lists fixed income securities risk, high yield (“junk”) bond risk and exchange-traded funds risk. Please confirm whether these risks also apply to the Acquired Fund.

Response: Although the Acquired Fund does not have the corresponding fixed income securities risk, high yield (“junk”) bond risk, and exchange-traded funds risk, its current Prospectus, in the “Other Investment Strategies and Related Risks” section, states that “While the Acquired Fund emphasizes investments in equity securities, the Acquired Fund may invest under normal market conditions up to 20% of its net assets in fixed income securities. The fixed income securities selected may include securities within any of the rating categories by S&P and Moody’s.” Accordingly, the following has been added in the table setting forth the Acquired Fund’s principal investment strategies under “Comparison of Investment Objectives, Strategies and Risks”

“While the Acquired Fund emphasizes investments in equity securities, the Acquired Fund may invest under normal market conditions up to 20% of its net assets in fixed income securities. The fixed income securities selected may include securities within any of the rating categories by Standard & Poor’s Ratings Services, a division of McGraw Hill Companies Inc. (“S&P”) and Moody’s Investor Services, Inc. (“Moody’s”).”

Please see the response to comment 18 with respect to the Acquired Fund’s investments in exchange-traded funds.

21.	With respect to the Berwyn Income Fund, on page 19 the Acquired Fund disclosure states “The Advisor has the discretion to invest in bonds with any rating as long as the issuer is not in default in the payment of interest or principal.” Does this disclosure also apply to the Acquiring Fund?

Response: The Registrant confirms that the disclosure regarding the Advisor’s discretion to invest in bonds with any rating as long as the issuer is not in default in the payment of interest or principal does apply to the Acquiring Fund. Accordingly, the Acquiring Fund’s disclosure has been revised as follows:

“When selecting corporate bonds, the advisor will consider the rating the bond has received from S&P, Moody’s or Fitch. The advisor may invest in fixed income securities of any maturity or credit rating including below investment grade securities as long as the issuer is not in default in the payment of interest or principal.”

22.	With respect to the Berwyn Income Fund, on page 19 for the Acquired Fund the disclosure states the percentage and the average duration of the bonds held in the portfolio and the percentage invested in corporate bond as of December 31, 2014. In addition, page 20 states the Acquired Fund’s percentage held in preferred stocks and common stocks as of December 31, 2014. Please remove or update the information to be more current.

Response: The disclosures have been removed.

23.	On page 27 under the comparison of the Berwyn Cornerstone Fund, the Acquired Fund indicates that the maximum investment in any one industry will be 25% of the value of the Fund’s total assets. Please add this concentration policy to the Acquiring Fund’s disclosure.

Response: The following disclosure has been added for the Acquiring Fund:

“The Acquiring Fund may not invest 25% or more of its total assets, calculated at the time of purchase and taken at market value, in any one industry.”

24.	On page 34 under “Comparison of Investment Restrictions” it states that each Acquired Fund may not participate in a joint investment account. Please explain what a joint investment account is.

Response: This restriction regarding the prohibition of each Acquired Fund from participating in a joint investment account was put in place due to Section 17(d) and Rule 17d-1 under the Investment Company Act of 1940, as amended (the “1940 Act”) which makes it unlawful for a fund and an affiliated person to engage in any joint enterprise or other joint arrangement or profit sharing plan.

25.	On page 36 under the heading “Comparison of Distribution and Purchase and Redemption Procedures” it provides under the Acquired Fund column that if shares are purchased through a broker-dealer or other financial intermediary, the Acquired Funds and their related companies may pay the intermediary for the sale of Fund shares and related services. This information is not accurate since the Acquired Funds do not have a Rule 12b-1 plan. Please confirm that the Acquired Funds have not been paying broker-dealers or other financial intermediaries for the sale of the Acquired Funds shares and revise the disclosure.

Response: The Registrant has confirmed that the Acquired Funds do not pay broker-dealers or other financial intermediaries for the sale of Acquired Fund shares. The disclosure has been revised as follows:

“If you purchase the Acquired Funds through a broker-dealer or other financial intermediary (such as a bank), Killen and its related companies may pay the intermediary for the sale of Fund shares and related services.”

26.	On page 38 in the table under the heading “Redemptions Fees” please highlight the differences in redemption periods for the Acquired Fund which charges a 1% redemption fee on shares held for less than 60 days and the Acquiring Fund which charges a 1% redemption fee on shares held for less than 30 days.

Response: The Registrant has added italics and underlining to 60 days and 30 days to highlight the different redemption periods.

27.	The “Section 15(f) Safe Harbor” discussion on page 59 of the Proxy Statement states that “Chartwell and Killen have agreed to use their commercially reasonable efforts to assure compliance with the conditions of Section 15(f) of the 1940 Act.” Please revise the disclosure to provide for an affirmative statement on the reliance on the safe harbor provided by Section 15(f).

Response: The disclosure under “Section 15(f) Safe Harbor” and in each instance elsewhere in the N-14, has been revised as follows:

“Because Killen will receive payments from Chartwell in relation to Chartwell’s acquisition of Killen, Chartwell and Killen will comply with the conditions of Section 15(f) of the 1940 Act.”

28.	Please add disclosure in “Appendix B – More Information About the Acquiring Funds” regarding management of the Funds in accordance with Item 5(a) of Form N-14.

Response: The disclosure has been added as requested.

29.	Apply all applicable comments provided with respect to the Acquiring Funds’ registration statement filing pursuant to Rule 485(a) Post-Effective Amendment No. 724 to the Combined Proxy Statement and Prospectus including Appendix B.

Response: All applicable comments below have been incorporated into the Combined Proxy Statement and Prospectus including Appendix B:

Fees and Expenses Table – All Funds

(a)	Confirm in your written response that the period of the expense limitation agreement is reflected in the Example.

Response: The Registrant confirms that the Example reflects the period the expense limitation agreement is in effect.

Berwyn Fund

Principal Investment Strategies

(b)	The fifth sentence in the first paragraph states “In addition, this approach can often result in the selection of securities of lesser-known companies or small capitalization companies (i.e., those within the market capitalization range of the Russell 2000 Index at the time of the security’s purchase).” Please provide the market capitalization range of the Russell 2000 Index.

Response: The Registrant has added the following sentence:

“As of December 31, 2015, the market capitalization of companies included in the Russell 2000 Index was between $15 million to $6.4 billion.”

(c)	Disclose the Fund’s maturity policy in selecting the fixed income securities in which it will invest.

Response: The following sentence has been added to the third paragraph:

“The Fund may invest in bonds of any maturity and the duration of bonds purchased by the Fund will usually vary from three to seven years.”

Principal Risks of Investing

(d)	Under “Interest Rate Risk” please change the example to reflect a security with a seven year duration.

Response: The sentence has been revised as follows:

“For example, the price of a security with a seven year duration would be expected to drop by approximately 7% in response to a 1% increase in interest rates.”

Berwyn Income Fund

Investment Objective

(e)	The Fund’s investment objective states “The investment objective of the Berwyn Income Fund is to provide investors with current income while seeking to preserve capital.” Change the investment objective to emphasize income consistent with the Fund’s name (see SEC issued “Frequently Asked Questions About Rule 35d-1 (Investment Company Name) Question 9”).

Response: The Fund’s investment objective has been revised as follows:

“The investment objective of the Berwyn Income Fund is to provide investors with current income; ~~while~~ seeking to preserve capital is a secondary consideration.”

(f)	Please indicate in the response letter what percentage of the Fund’s assets will be invested in non-agency mortgage-backed securities and if those securities are liquid. If so, please explain the basis for determining the liquidity of such securities.

Response: The Registrant confirms that the Fund will only invest in agency-backed mortgage backed securities.

Performance

(g)	In the “Average Annual Total Returns” table, consider changing the Merrill Lynch High Yield Master II Index to a primary benchmark index that reflects both investment grade and high yield. If the index is not changed, please explain in your response letter why the current index is appropriate for the Fund.

Response: The Registrant notes that the primary benchmark index is the Citigroup Broad Investment Grade Bond Index. Given the flexible nature of the Berwyn Income Fund’s investment strategy, the Fund’s advisor believes there is currently no available index that covers both investment grade and high yield securities that reflect the Fund’s investment strategy. The Fund’s advisor believes the Citigroup Broad Investment Grade Bond Index is an appropriate index for the Fund and accompanied by the Merrill Lynch High Yield Master II Index are the best available indices to reflect the Fund’s investments.

(h)	Please move information about the Fund’s indices, the Merrill Lynch High Yield Master II Index and Lipper Income Fund Index, to the narrative explanation accompanying the bar chart and table in accordance with Item 4(b)(2)(i) and Instruction (2)(b) of Form N-1A.

Response: The Registrant has moved the information as requested.

Principal Investment Strategies

(i)	Confirm whether the Berwyn Income Fund’s principal investment strategies include investments in Contingent Convertible Bonds (“CoCos”) and, if so, add disclosure that the Fund will invest in CoCos and their related risks to the “Principal Risks of Investing” section.

Response: The Registrant confirms that the Berwyn Income Fund may invest in CoCos, however, they are not part of the Fund’s principal investment strategies. Disclosure regarding CoCos will be added to the Fund’s Statement of Additional Information.

Principal Risks of Investing

(j)	Under “Interest Rate Risk” please change the example to reflect a security with a seven year duration.

Response: The sentence has been changed to read as follows:

“For example, the price of a security with a seven year duration would be expected to drop by approximately 7% in response to a 1% increase in interest rates.”

Berwyn Cornerstone Fund

Principal Investment Strategies

(k)	The first sentence in the first paragraph states “Normally, the Fund will invest primarily in equity securities, the majority of which will be issued by large-capitalization and mid-capitalization companies (i.e., those with market capitalizations greater than the smallest capitalization company included in the S&P MidCap 400 Index at the time the security is purchased).” Please provide the market capitalization range of the S&P MidCap 400 Index.

Response: The Registrant has added the following sentence:

“As of December 31, 2015, the market capitalization of companies included in the S&P MidCap 400 Index was between $661 million to $12.5 billion.”

(l)	Consider adding a small company risk factor for the Fund.

Response: The Registrant has revised the current “Medium-sized company risk” as follows:

“Small-cap and mid-cap company risk. The securities of small-capitalization and mid-capitalization companies may be subject to more abrupt or erratic market movements and may have lower trading volumes or more erratic trading than securities of larger, more established companies or market averages in general. In addition, such companies typically are more likely to be adversely affected than large capitalization companies by changes in earning results, business prospects, investor expectations or poor economic or market conditions.”

Performance

(m)	Please move information about the Fund’s additional index, the Standard & Poor’s 500 Index, in footnote 1 to the “Average Annual Total Return” table, to the narrative explanation accompanying the bar chart and table in accordance with Instruction (2)(b) to Item 4(b)(2)(i) of Form N-1A.

Response: The Registrant has moved the information as requested.

(n)	Footnote 1 to the “Average Annual Total Return” table states that “the advisor may invest a significant portion of the Fund’s assets in large capitalization companies, such as those contained in the S&P 500 Index.” Please consider changing the Fund’s primary index to the S&P 500 Index.

Response: The Registrant confirms that the Fund will change its primary index to the S&P 500 Index.

Principal Risks of Investing

(o)	Under “Interest Rate Risk” please change the example to reflect a security with a seven year duration.

Response: The sentence has been revised to read as follows:

“For example, the price of a security with a seven year duration would be expected to drop by approximately 7% in response to a 1% increase in interest rates.”

MORE ABOUT THE FUND’S INVESTMENT OBJECTIVES, PRINCIPAL INVESTMENT STRATEGIES AND RISKS

Principal Investment Strategies– Berwyn Fund

(p)	Delete the last sentence of the fourth paragraph which states “The advisor will select corporate bonds primarily on the basis of current yield and secondarily on the basis of anticipated long term return” since it is duplicative of the seventh sentence in the third paragraph immediately preceding.

Response: The last sentence of the fourth paragraph has been removed.

Principal Risks of Investing of the Funds – Berwyn Income Fund

(q)	The parenthetical after “Liquidity Risk” states “(with respect to Berwyn Cornerstone Fund only)”, consider if this is also applicable to the Berwyn Income Fund given it invests in junk bonds and mortgage backed securities.

Response: The Registrant has added the following risk factor to the Berwyn Income Fund’s “Principal Risks of Investing”:

“Liquidity risk. The Fund may not be able to sell some or all of the investments that it holds due to a lack of demand in the marketplace or other factors such as market turmoil, or if the Fund is forced to sell an illiquid asset to meet redemption requests or other cash needs it may only be able to sell those investments at a loss. Illiquid assets may also be difficult to value.”

* * * * *

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant. In addition, the Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing. The Registrant also represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Rita Dam (626-914-1041) or Diane Drake (626-385-5777) should you have any questions or comments regarding the Amendment.

Sincerely,

/s/ Diane J. Drake
Diane J. Drake